UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period  March 4, 2005

File No.    0-50238

J-Pacific Gold Inc.

(Name of Registrant)

1440 - 1166 Alberni Street, Vancouver, British Columbia, CANADA  V6E 3Z3

(Address of principal executive offices)

1.

Press Release No. 3 dated March 4, 2005

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F 11X

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No 11X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

J-PACIFIC GOLD INC.

(Registrant)

March 4, 2005

By:  /s/ Nicholas Ferris

Date

Nicholas Ferris, President and CEO

J-PACIFIC GOLD INC.
1440 - 1166 Alberni Street
Vancouver, BC V6E 3Z3
Tel: (604) 684-6677 Fax: (604) 684-6678
E-mail: ir@jpgold.com
Web: http://www.jpgold.com

NEWS RELEASE No. 3, 2005
March 4, 2005

FOR IMMEDIATE RELEASE
TSX VENTURE SYMBOL: JPN
OTCBB SYMBOL: JPNJF

HYDROTHERMAL GOLD SYSTEMS INDICATED AT J-PACIFIC'S GOLDEN TREND AND HC PROJECTS, NEVADA

J-Pacific Gold Inc. (J-Pacific) is pleased to announce the results of the drilling program that commenced in October 2004 on the Golden Trend and HC properties, which are located along Nevada's productive Battle Mountain - Eureka Trend.

The preliminary drilling program at Golden Trend consisted of two holes: diamond drill hole GT04-1 was completed at 2000 feet (610 metres), and GT04- 2, a reverse circulation hole, was terminated at 1140 feet (347 metres) before reaching its target horizon because of poor drilling conditions. These holes were drilled to test targets with coincident geochemical anomalies and structural traps, which occur in favourable geological settings for hosting mineralization analogous to Placer Dome's Cortez Hills discovery less than 10 miles (16 kilometres) to the north.

Both drill holes cut significant intervals of hydrothermal alteration associated with anomalous intersections up to 80 ppb gold, and pathfinder elements including mercury (to 1020 ppm) and zinc (to 4020 ppm), which correlated well with the gold content. Zinc is particularly indicative of Cortez Hills-style mineralization - the target type at Golden Trend. The geochemical signature was the same in both holes, although the values in GT04-1 were somewhat higher overall.

The HC property is interpreted to be geologically analogous to the Rain deposit of Nevada's prolific Carlin Trend. Here the target is gold mineralization hosted by the Woodruff, Webb and Devil's Gate formations associated with steeply dipping faults and silicification. The drilling targets were developed from the results of geologic mapping and soil geochemistry, but because of unfavourable late season weather conditions and permitting restrictions, it was not possible to access the most highest priority drill targets.

The reverse circulation hole HC04-1 penetrated hydrothermally altered calcareous siltstones and quartzites of the Woodruff Formation, ending at 1467 feet (447 metres). Alteration was primarily silicification, but iron-rich dolomite veining was present locally. Geochemically, HC04-1 was very encouraging, with strongly anomalous gold values up to 234 ppb. Also strongly anomalous were mercury, arsenic, molybdenum and zinc, which correlated well with the distribution of gold, and which are indicators of the targeted Rain-style mineralization.

Planning and permitting for the 2005 exploration program is in progress for both the Golden Trend and HC projects, based on the positive results from the 2004 season and on the promising geological environments.

Exploration at the Golden Trend and HC Projects is being funded by Jipangu Inc. of Tokyo Japan and managed by J-Pacific as a part of an option and joint venture agreement. Jipangu Inc. is the controlling shareholder of J-Pacific, and the companies have two directors in common. Shaddrick and Associates of Reno, Nevada was retained to provide consulting services for the exploration and Mr. David R. Shaddrick, C.P.G., P. Geo. and Mr. Dana Durgin, C.P.G., qualified persons as defined by National Instrument 43- 101, directly supervised the work.

On behalf of the Board of Directors,

"N. Ferris"
President and CEO

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